FOR IMMEDIATE RELEASE

JONES SODA CO. REPORTS FISCAL 2013 THIRD QUARTER RESULTS
Turnaround Plan Delivers Revenue Growth For Quarter

Seattle, WA - November 7, 2013 - Jones Soda Co. (the Company) (OTCQB: JSDA), a leader in the premium soda category and known for its unique branding and innovative marketing, today announced results for the third quarter ended September 30, 2013.
Results for the third quarter continue to reflect the efforts of our Turnaround Plan, which was initiated with the change in management in the second half of 2012. These results also reflect investments made during our busier selling season in trade spend, marketing and promotional activities, as well as seasonal sales employees while continuing to work within a reduced and more sustainable general and administrative cost structure.
For the third quarter of 2013, revenues increased by 1% to $4.22 million compared to the prior year quarter of $4.17 million. Net loss increased by 2% to $330,000, or $(0.01) per share, compared to a net loss of $324,000, or $(0.01) per share, for the third quarter 2012.
“Five quarters into our turnaround, I am very encouraged that we delivered revenue growth in the third quarter. In addition, as a result of our ground-breaking marketing initiatives, such as Made in Michigan, we are attracting industry-wide interest in the Jones Soda brand from major retailer and distributor partners,” stated Jennifer Cue, CEO of Jones Soda Co.
Third Quarter Review - Comparison of Quarters Ended September 30, 2013 and 2012

•	Revenue increased 1% to $4.22 million, compared to $4.17 million last year.

•	Gross margin decreased to 24.0% of revenue, compared to 27.8% of revenue last year.

•	Operating expenses decreased 9% to $1.3 million, compared to $1.5 million last year.

•	Net loss increased 2% to $330,000, or $(0.01) per share, compared to a net loss of $324,000, or $(0.01) per share, last year.

Year-to-Date Review - Comparison of Nine Months Ended September 30, 2013 and 2012

•	Revenue decreased 13% to $11.6 million, compared to $13.3 million last year.

•	Gross margin decreased to 25.9% of revenue, compared to 28.4% of revenue last year.

•	Operating expenses decreased 38% to $3.8 million, compared to $6.2 million last year.

•	Net loss declined 66% to $824,000, or $(0.02) per share, compared to a net loss of $2.5 million, or $(0.07) per share, last year.

Conference Call

The Company will discuss its results for the quarter ended September 30, 2013 on its scheduled conference call today, November 7, 2013 at 4:30 p.m. Eastern time (1:30 p.m. Pacific time). This call will be webcast and can be accessed by visiting our website at www.jonessoda.com or www.jonessoda.com/company/jones-press/webcasts. Investors may also listen to the call via telephone by dialing (719) 457-2085 (confirmation code: 6338918). In addition, a telephone replay will be available by dialing (858) 384-5517 (confirmation code: 6338918) through November 14, 2013, at 11:59 p.m. Eastern Time.

About Jones Soda Co.

Headquartered in Seattle, Washington, Jones Soda Co.® markets and distributes its premium beverages under the Jones® Soda, Jones Zilch®, Natural Jones™ Soda and WhoopAss™ Energy Drink brands. A leader in the premium soda category, Jones Soda is known for its variety of flavors, high quality ingredients (including pure cane sugar), and innovative labeling technique that incorporates always-changing photos sent in from its consumers. Jones Soda is sold through traditional beverage retailers in markets primarily across North America. For more information, visit www.jonessoda.com or www.myjones.com.

Forward-Looking Statements Disclosure

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all passages containing words such as “will,” “aims,” “anticipates,” “becoming,” “believes,” “continue,” “estimates,” “expects,” “future,” “intends,” “plans,” “predicts,” “projects,” “targets,” or “upcoming.” Forward-looking statements also include any other passages that are primarily relevant to expected future events or that can only be evaluated by events that will occur in the future. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Factors that could affect the Company's actual results include, among others: its ability to successfully execute on its operating plans for 2013; its ability to maintain and expand distribution arrangements with distributors, independent accounts, retailers or national retail accounts; its ability to manage operating expenses and generate sufficient cash flow from operations; its ability to increase revenues and achieve case sales goals on reduced operating expenses; its ability to develop and introduce new products to satisfy customer preferences; its ability to market and distribute brands on a national basis; changes in consumer demand or market acceptance for its products; its ability to increase demand and points of distribution for its products or to successfully innovate new products and product extensions; its ability to maintain relationships with co-packers; its ability to maintain a consistent and cost-effective supply of raw materials; its ability to maintain brand image and product quality; its ability to attract, retain and motivate key personnel; its ability to protect its intellectual property; the impact of future litigation; the impact of intense competition from other beverage suppliers; and its ability to access the capital markets for any future equity financing, and any actual or perceived limitations by being traded on the OTCQB Marketplace. More information about factors that potentially could affect the Company’s operations or financial results is included in its most recent annual report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on March 27, 2013, and in its quarterly reports on Form 10-Q filed in 2013. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements in this press release, whether as a result of new information, future events or otherwise.

For further information, contact:

Carrie L. Traner
Vice President of Finance
Jones Soda Co.
(206) 624-3357 or ctraner@jonessoda.com

JONES SODA CO.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(In thousands, except share data)
Revenue	$4,217	$4,165	$11,600	$13,295
Cost of goods sold	3,203	3,009	8,592	9,519
Gross profit	1,014	1,156	3,008	3,776
Operating expenses:
Promotion and selling	646	571	1,744	2,848
General and administrative	692	893	2,057	3,303
	1,338	1,464	3,801	6,151
Loss from operations	(324)	(308)	(793)	(2,375)
Other income (expense), net	14	9	18	(7)
Loss before income taxes	(310)	(299)	(775)	(2,382)
Income tax expense, net	(20)	(25)	(49)	(73)
Net loss	$(330)	$(324)	$(824)	$(2,455)

Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.07)
Weighted average basic and diluted common shares outstanding	38,622,724	38,545,118	38,561,298	37,698,661

	Three months ended September 30,		Nine months ended September 30,
Case sale data (288-ounce equivalent):	2013	2012	2013	2012
Finished product cases	327,000	292,900	858,000	965,100

JONES SODA CO.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2013	December 31, 2012
	(Unaudited)
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,162	$1,654
Accounts receivable, net of allowance of $34 and $93	2,130	1,742
Inventory	2,787	2,223
Prepaid expenses and other current assets	164	264
Total current assets	6,243	5,883
Fixed assets, net of accumulated depreciation of $1,156 and $1,787	292	497
Other assets	254	640
Total assets	$6,789	$7,020
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,350	$885
Accrued expenses	678	767
Taxes payable	31	45
Other current liabilities	46	54
Total current liabilities	2,105	1,751
Long-term liabilities — other	419	485
Shareholders’ equity:
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 38,680,416 and 38,530,416 shares, respectively	52,972	52,867
Additional paid-in capital	7,839	7,590
Accumulated other comprehensive income	402	451
Accumulated deficit	(56,948)	(56,124)
Total shareholders’ equity	4,265	4,784
Total liabilities and shareholders’ equity	$6,789	$7,020